[Gastar Exploration Ltd. Letterhead]

October 13, 2005

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Ms. Carrie Darling

Re:	Gastar Exploration Ltd.
Registration Statement on Form S-1
Filed August 12, 2005
File No. 333-127498

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 11, 2005 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 and the documents incorporated by reference therein. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

General

Comment

1.	Ensure that your prospectus includes the latest and best information available. In your next amendment, also file all omitted exhibits and supply the information you currently omit, including, without limitation:

•	Any aspect of your business that was impacted by Hurricane Katrina, such as the Henry Hub in Louisiana or your East Texas properties;

•	the status of your indebtedness;

•	the status of the production you expect to complete by mid-September 2005 on page 22;

•	your business environment section on page 26, including crude oil prices; and

•	the opinion of counsel regarding legality.

Response:

The Company has included substantially updated information in Amendment No. 1 including interim financial statements for the six months ended June 30, 2005 and audited statements of revenues and direct operating expenses for the Geostar properties acquired

Securities and Exchange Commission

Page 2 — October 13, 2005

in the second quarter 2005. Hurricane Katrina did not have a material effect on our operations. We made such a statement on page 38 of the revised prospectus included in Amendment No. 1. See pages 73-74 of the revised prospectus included in Amendment No. 1 for the status of our indebtedness. See pages 22-23 and 37-38 of the revised prospectus included in Amendment No. 1 for updated status of the production. See pages 28 and 29 of the revised prospectus included in Amendment No. 1 for an updated status of the business environment section. The Company filed the opinion of counsel regarding legality.

Cover Page

Comment

2.	We note your disclosure that you “may also trade in the United States over-the-counter market under the symbol “GSREF.PK” and your additional disclosure that the last reported sales price for your common shares on the OTC Bulletin Board was $2.56. Please clarify.

Response:

The prospectus has been revised to delete all references to the OTC Bulletin Board. The Company is not currently eligible for trading on the OTC Bulletin Board. See the cover page and page 19 of the revised prospectus included in Amendment No. 1.

Prospectus Summary, page 1

Comment

3.	Please define the term “LIBOR” on page 2.

Response:

The requested change has been made. See page 2 of the revised prospectus included in Amendment No. 1.

Comment

4.	In the last paragraph on page 2, you refer to “certain financial and other covenants.” Please provide details in this section or a cross reference to disclosure later in the document. Likewise please also provide a cross-reference to the “certain requirements” to which you refer in the first paragraph on page 3.

Response:

The Company has removed some of the referenced language and added a cross-reference. See pages 2 and 3 of the revised prospectus included in Amendment No. 1.

Securities and Exchange Commission

Page 3 — October 13, 2005

Geostar Acquisition, page 3

Comment

5.	Please provide a cross-reference to the section regarding this acquisition. Also, later in the prospectus, please provide additional details and background regarding the acquisition, including a discussion of the fairness opinion presented to the board. We may have further comment.

Response:

The Company has added a cross-reference and provided the requested additional details and background. See pages 3 and 36 of the revised prospectus included in Amendment No. 1.

Risk Factors, page 6

Comment

6.	You are required to disclose the “most significant factors” that make this offering speculative or risky. Please revise the first paragraph of this section to indicate clearly that you are describing the material risks associated with the offering of shares of your common stock. In this regard, please remove the statement that the risk factors are “not all inclusive” as it could suggest that you fail to describe all material risks. In addition, to the extent that you do not deem certain other risks material at this time, you should not refer to them in this section. In this regard, please delete the reference to “[a]dditional risks and uncertainties not currently known to [you] or that [you] currently consider immaterial.”

Response:

The requested changes and deletions have been made. See page 7 of the revised prospectus included in Amendment No. 1.

Comment

7.	Revise your captions so that they are precise and concise. Similarly, rather than stating that a risk would have a negative effect on the company, discuss the specific risk to your operations. Among captions requiring revision are the first on page 6, the third on page 9 and the second on page 12. To the extent possible, avoid the generic conclusion you make throughout your risk factors section that you cannot provide assurances or certainty regarding the risk discussed and its impact on your business. Instead, replace this language with specific disclosure of how your business would be affected. Delete phrases such as “there is no assurance” and “we cannot predict.”

Securities and Exchange Commission

Page 4 — October 13, 2005

Response:

The requested changes to the captions have been made. The Company has also discussed the specific risks to our operations. The generic conclusions have been replaced with specific disclosure. See the captions on pages 7, 10 and 13 of the revised prospectus included in Amendment No. 1 and see “Risk Factors” in the revised prospectus included in Amendment No. 1.

Comment

8.	Please remove the bold font in the body of the first risk factor on page 8.

Response:

The bold font has been removed. See page 9 of the revised prospectus included in Amendment No. 1.

We depend on our key personnel, page 14

Comment

9.	Include the names of the limited number of senior management individuals to whom you refer.

Response:

The Company has included descriptions of the individuals. See page 15 of the revised prospectus included in Amendment No. 1.

Some of our directors, page 15

Comment

10.	Expand your risk factor to describe in greater detail the difficulty for investors to affect service of process on, to bring suit against, or to enforce in the United States judgments obtained with respect to the directors to whom you refer.

Response:

The requested change has been made. See page 16 of the revised prospectus included in Amendment No. 1.

Selected Historical Financial and Operational Information, page 20

Comment

11.	Please include total assets in your table of selected financial data. Refer to Item 301 of Regulation S-K.

Securities and Exchange Commission

Page 5 — October 13, 2005

Response:

The requested change has been made. See page 21 of the revised prospectus included in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition, page 21

Year Ended December 31, 2004, compared to Year Ended December 31, 2003, page 23

Impairment of natural gas and oil properties, page 24

Comment

12.	We note you have recorded impairments in each of the past three fiscal years and in the three months ended March 31, 2005. We further note in your August 12, 2005 press release that you may incur an additional impairment charge in the three months ended June 30, 2005. Please enhance your MD&A to address the following:

•	Identify the key assumptions used in your calculation of the impairments; and

•	Explain the extent that future impairments may impact your earnings and provide disclosure for investors to ascertain the likelihood and extent that impairment charges may be recorded in the future.

Response:

The Company has included a discussion of the calculation of impairments in the Critical Accounting Policies section and expanded its discussions on the potential of future impairment of natural gas and oil properties. See pages 31-32 and F-9 of the revised prospectus included in Amendment No. 1. The Company has expanded its disclosure of impairments recorded during the six months ended June 30, 2005, December 31, 2004 and 2003 to include the key assumptions utilized to determine the impairments. See pages 24, 25 and 27 of the revised prospectus included in Amendment No. 1.

Liquidity and Capital Resources, page 27

Comment

13.	We note your disclosure that “sufficient capital will be available to execute [y]our business and operational plans.” Please also disclose whether you will have sufficient cash to execute your business and operational plans for the next twelve months.

Response:

The Company has included the requested disclosure. See page 30 of the revised prospectus included in Amendment No. 1.

Securities and Exchange Commission

Page 6 — October 13, 2005

Comment

14.	Please discuss and analyze any known trends in your cash used from operations. Also identify and explain the impact of expected changes in production volumes and in the timing of when those volumes will be produced on the amount and timing of future cash flows.

Response:

The Company has added disclosure relating to additional sources of capital through debt and equity financings and the use of those funds. The use of additional funds, together with internally generated cash flow, is described on pages 29 and 30. The Company is in the early stages of exploration and development of its East Texas properties. Amounts and timing of future cash flows are dependent on confirmation of production from recently completed wells, together with the success of currently drilling and to be drilled wells. See page 30 of the revised prospectus included in Amendment No. 1.

Comment

15.	Please discuss and analyze the significant debt covenants within your debt arrangements and their impact on your ability to undertake additional debt or equity financing. Refer to FRC 501.13.c. for further guidance.

Response:

The requested changes have been made, including the addition of a cross reference to “Description of Indebtedness”. See page 29 of the revised prospectus included in Amendment No. 1.

Comment

16.	Disclose whether you have been in compliance with all material debt covenants.

Response:

The Company has included the requested disclosure. See page 31 of the revised prospectus included in Amendment No. 1.

Significant Accounting Policies

Comment

17.

You indicate several accounting policies as being significant. Please revise your disclosure to include only those policies you consider to be critical. For those policies you deem to be critical, expand your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates.

Securities and Exchange Commission

Page 7 — October 13, 2005

underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Response:

The Company has revised the disclosure to include only those policies that we consider to be critical. The Company believes that the current disclosure takes into account the material implications of the uncertainties that are associated with the relevant methods, assumptions and estimates underlying the critical accounting measures.

Natural Gas and Oil Reserves, page 44

Comment

18.	We note that you include within your filing a measure for PV(10). Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Response:

The Company has included information on pages 47-48 discussing its use of PV(10) and regarding its comparability to standardized measure of discounted future net cash flows and a narrative reconciliation of PV(10) to standardized measure for December 31, 2002, the only year with a variance.

Acreage and Productive Wells, page 46

Comment

19.	Please disclose in a footnote to the tables presented on page 46 the reasons why you are unable to present exact acreage for your Australian locations.

Securities and Exchange Commission

Page 8 — October 13, 2005

Response:

The Company has provided exact acreage of our Australian locations. See page 49 of the revised prospectus included in Amendment No. 1.

Selling Shareholders, page 71

Comment

20.	Please disclose how your security holders acquired their shares. In addition, please identify any selling stockholders who are registered broker-dealers (Fidelity, for example) or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Response:

The Company has included additional summary disclosure on page 75 of the various methods pursuant to which security holders have acquired their securities. To the best of the Company’s knowledge, only one listed selling security holder is a broker dealer under the Securities Exchange Act of 1934, as amended; however, such selling security holder received its securities as compensation for investment banking services. See the footnotes to the table on page 77 of the revised prospectus included in Amendment No. 1. The Company has added footnotes to the table on page 77 to identify all selling shareholders that, to the best of the Company’s knowledge, are affiliates of a broker dealer under the Securities Exchange Act of 1934, as amended. To the best of the Company’s knowledge, no such selling shareholders that are affiliated with a registered broker dealer acquired securities in a manner other than in the ordinary course of its business or, at the time of acquisition, with any arrangement or understandings with any person to distribute the securities.

Plan of Distribution, page 75

Comment

21.	Please disclose, and describe, more prominently your relationship with Westwind.

Securities and Exchange Commission

Page 9 — October 13, 2005

Response:

The requested disclosure has been made. See page 83 of the revised prospectus included in Amendment No. 1.

Certain Relationships, page 78

Comment

22.	Please file the agreements referred to in this section as exhibits.

Response:

The Company has filed all material and significant agreements referred to in the Certain Relationships and Related Party Transactions section, except the Participation and Operating Agreement with Geostar because this agreement was executed with outside parties and we are currently determining whether we need to seek confidential treatment of this agreement. The Company is not filing the Joint Operating Agreement with Geostar because the agreement is an immaterial and insignificant standard industry agreement.

Material Income Tax Consequences, page 80

Comment

23.	In the first full paragraph on page 81, you state that the following is a “general discussion of certain U.S. federal income tax consequences.” Please revise to make clear that you have included a discussion of “all material” consequences.

Response:

The requested change has been made. See page 88 of the revised prospectus included in Amendment No. 1.

Consolidated Financial Statements for the Fiscal Years Ended December 31, 2004, 2003 and 2002, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

Comment

24.

We note that your audit report was signed by an audit firm based in Calgary, Alberta, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within, the majority of your revenues are derived within, and your corporate offices are located in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a

Securities and Exchange Commission

Page 10 — October 13, 2005

foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec. gov/division.s/corpfinlinternatl/c lirdissues 11 04.htm. Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.

Response:

Gastar Exploration Ltd. is a Canadian company governed by the Business Corporations Act (Alberta) whose common shares are currently listed and posted for trading on the Toronto Stock Exchange. Under Canadian securities continuous disclosure requirements, Sections 3.1 and 3.2 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting currency (“NI 52-107”), the Company is required to report in accordance with Canadian GAAP and GAAS. As such, a Canadian auditor with international reporting expertise was selected by the audit committee. The corporate records are maintained in Calgary, Alberta, Canada with the corporation’s corporate secretary and Canadian counsel, Ms. Sara-Lane Sirey. Accounting records are maintained in Saskatchewan, Canada and in Mt Pleasant, Michigan. Three of the four non-executive (independent) directors are Canadians. The Company did not have full time employees until January 1, 2005. The Company’s properties were non-operated properties until December 31, 2004. The audit work was planned in Calgary and field work was conducted in both Mt. Pleasant and Calgary. BDO Dunwoody is CPAB and PCAOB registered and is a member of the BDO international network. The “filing reviewer” procedures outlined in Appendix K of the AICPA SEC Practice Section rules as adopted by the PCAOB have been applied. Charles Dewhurst, a partner in BDO Seidman, LLP’s Houston office, served as the filing reviewer. The Company has now made application to the Canadian regulators under the Mutual Reliance Review System to report using US GAAP and PCAOB GAAS. Conditional approval has been received subject to the Company being a SEC issuer by December 31, 2005. Once the Company is a SEC registrant, it is the Company’s intention to use a US-based audit firm.

Consolidated Balance Sheets, page F-3

Comment

25.	Present separately any payables or accruals that are in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X.

Response:

The requested change has been made. See page F-3 of the revised prospectus included in Amendment No. 1.

Securities and Exchange Commission

Page 11 — October 13, 2005

Comment

26.	Please remove the sub-header for “Debt to be Settled by the Issuance of Shares” and present the amounts due to related party and convertible notes as Long Term liabilities.

Response:

The requested change has been made. See page F-3 of the revised prospectus included in Amendment No. 1.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss, page F-5

Comment

27.	Disclose the changes in shareholders’ equity and comprehensive loss for the year ended December 31, 2002.

Response:

The requested change has been made. See page F-5 of the revised prospectus included in Amendment No. 1.

Comment

28.	Please revise your disclosure of Other Comprehensive Income as follows:

•	Include Net Income as a component of Other Comprehensive Income;

Response:

The requested changes have been made. See page F-5 of the revised prospectus included in Amendment No. 1.

•	Rename the caption on your balance sheet to be “Accumulated Other Comprehensive Income”; and

Response:

The requested changes have been made. See pages F-3, F-5 and F-6 of the revised prospectus included in Amendment No. 1.

•	Disclose whether the components of comprehensive income are shown net of related tax effects or before related tax effects with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. Refer to paragraph 24 of SFAS 130 for further guidance.

Securities and Exchange Commission

Page 12 — October 13, 2005

Response:

The components of other accumulated comprehensive loss primarily relate to translation losses recorded on investments in subsidiaries that are of a permanent nature and are not tax affected. See page F-10, footnote (h) of the revised prospectus included in Amendment No. 1.

Comment

29.	Please enhance your disclosure regarding the share cancellation costs by describing in your footnotes the nature of these costs and how you account for them in your footnotes. Additionally, please tell us why the share cancellation costs decreased from $1,691 thousand in 2003 to $6 thousand in 2004.

Response:

Note 16 (Common Stock) has been expanded to disclose the requested information. The share cancellation costs for presentation purposes have been included with the repurchase of share amounts which represents price paid and costs of repurchase and cancellation. See page F-24 of the revised prospectus included in Amendment No. 1. The decrease in cancellation costs was primarily the result of a reduction in common shares re-purchased from 1,302,200 in 2003 to 340,000 in 2004. The normal course issuer repurchase plan was cancelled in 2004.

Comment

30.	Please tell us why you recorded the issuance of share purchase warrants as an increase to Common Stock and not Additional Paid-in Capital. Also, tell us how you will account for exercises of share purchase warrants.

Response:

The share purchase warrants are now presented as additional paid-in-capital. See pages F-5–F-6 of the revised prospectus included in Amendment No. 1. The exercise of share purchase warrants for cash will be reflected as an increase in common stock.

Comment

31.	Please tell us what Contributed Surplus is and how you account for it.

Securities and Exchange Commission

Page 13 — October 13, 2005

Response:

Contributed surplus was where the credit for stock base compensation expense was recorded. We have amended the heading to reflect such and have included the contributed surplus balances in additional paid-in capital. See changed presentation on pages F-5 and F-6 of the revised prospectus included in Amendment No. 1.

Comment

32.	Please tell us how you accounted for the cashless exercise of stock options. In your response, please cite specific accounting literature, including your consideration of FIN 44.

Response:

The Company adopted FAS 123 for all options issued after January 1, 2003 on a prospective basis. Prior to that APB No. 25 was being used with the “intrinsic value” method being applied. The pre-2003 options granted were vested at various dates commencing 2002 to 2005.

In April 2004, the Company investigated the alternative of enabling the holder to exercise on a cashless basis. Under this form of exercise, the Company issues the optionee the number of common shares equal to the stock option exercised, less the number of common shares, which when multiplied by the market price at the date of exercise equals the aggregate exercise price for all of the common share options exercised. There is no obligation for the optionee to pay the exercise price until the options are exercised. The cashless exercise option is in compliance with all applicable regulations and approvals and the Stock Option Plan provides the Board of Directors the authority to permit the exercise of options on such basis.

We did not consider the April 2004 amendment to be a “modification” under Para 35 of SFAS 123. This modification did not impact the fair value of the award since the number of common shares, based on fair market value, would be surrendered as consideration of the exercise price.

Given the fact that the employee surrenders, based on market values (which should approximate fair values), a proportionate number of common shares in order to utilize the cashless exercise option, this “cashless exercise” does not make the option more or less valuable. Thus, there is no incremental increase in fair value.

We also reviewed the guidance in FIN 44 question 9 with respect to “modifications” to draw an analogy.

Securities and Exchange Commission

Page 14 — October 13, 2005

Based on our review of the applicable accounting literature, as there was no modification to the stock option plan that resulted in an increase in the fair value of the option outstanding, no further accounting entries were required.

Consolidated Statements of Cash Flows, page F-7

33.	Please tell us why you classified accounts payable from a joint venture partner as a financing activity and not an operating activity.

Response:

See revised disclosures on page F-7 of the revised prospectus included in Amendment No. 1. The amounts should have been reflected as cash outflows from investing activities, as these are related to development expenditures on natural gas and oil properties paid through the joint venture account.

Notes to Consolidated Financial Statements, page F-8

Comment

34.	Please disclose your proceeds from the sale of the Cherokee Basin property and the related gain or loss recorded in your consolidated financial statements, to the extent material.

Response:

This transaction was immaterial. The requested disclosure, however, has been made. See page 47 of the revised prospectus included in Amendment No. 1.

Note 2. Significant Accounting Policies, page F-8

Comment

35.	Please disclose your accounting policy related to treasury stock.

Response:

The requested disclosure has been made. See page F-10 of the revised prospectus included in Amendment No. 1.

Note 2(c) Oil and gas properties, page F-9

Comment

36.	Please enhance your policy footnote to describe when costs relating to unevaluated properties are transferred into the amortization base.

Securities and Exchange Commission

Page 15 — October 13, 2005

Response:

We have included in the footnote that the review is done on a quarterly basis. See page F-9 of the revised prospectus included in Amendment No. 1.

Note 2(d) Mineral resource properties, page F-9

Comment

37.	Please tell us why it is appropriate to capitalize indirect overhead expenditures. Cite specific accounting literature in your response. Additionally, explain to us the difference between oil and gas properties and mineral resource properties.

Response:

Mineral resource properties are non-natural gas and oil properties. Pursuant to FAS 2 and SOP 98-5, indirect overhead expenditures and other related costs are expensed. All indirect overhead expenditures related to mineral resource expenditures previously incurred have been expensed. See page F-9 of the revised prospectus included in Amendment No. 1.

Note 2(f) Revenue recognition, page F-10

Comment

38.	Please enhance your revenue recognition policy to disclose what the sales method is and describe when delivery occurs.

Response:

The requested disclosure has been made. See pages 32 and F-10 of the revised prospectus included in Amendment No. 1.

Note 2(m) Stock-based compensation, page F-11

Comment

39.	You indicate that you account for stock options granted using the fair value method and indicate that the Black-Scholes model is used to determine the fair values. You also provide a table indicating the pro forma impact of applying SFAS 123. Again you indicate that you use the Black-Scholes model for determining the fair values. Please explain to us why the two fair value methods provide different results.

Response:

For an explanation, see revised footnote 2(m) on page F-11 of the revised prospectus included in Amendment No. 1.

Securities and Exchange Commission

Page 16 — October 13, 2005

Note 2(v) New accounting policies, page F-13

Comment

40.	We call your attention to SEC Release No. 33-8568 that defers the effective date of SFAS 123(R) for non-small business public registrants to the first interim or annual reporting period beginning after December 15, 2005. In light of this release, tell us whether you plan to adopt SFAS 123(R) at the beginning of your third quarter of 2005.

Response:

The Company adopted the recommendation of SFAS 123 effective January 1, 2003 and is currently expensing stock compensation expense based on the fair value of stock options granted over the vesting period. As such, the new standard will have minimal impact on the Company’s accounting for stock based compensation. The new standard will be adopted in the next fiscal year.

Note 8. Convertible Notes, page F-18

Comment

41.	Please tell us how you determined whether a beneficial conversion feature was present in your issuances of convertible notes during 2002. If you determined that a beneficial conversion feature was present, tell us how you recorded it in your consolidated financial statements. Refer to EITF 95-8 for further guidance.

Response:

The Company determined there was a beneficial conversion feature regarding the convertible notes because the market price at the date of issue was greater than the effective conversion price. The beneficial conversion was valued at $1.9 million and has been recorded in equity and amortized as interest expense using the effective interest method over the life of the convertible notes. The convertible note disclosure has been expanded to include a disclosure of the beneficial interest recording. See page F-20 of the revised prospectus included in Amendment No. 1.

Note 9. Drilling Advances Liability, page F-19

Comment

42.	Please tell us how you accounted for the share purchase warrants that were issued to the subscribers of the $4.0 million in financing. Tell us what consideration you gave to EITF 96-18 in accounting for the share purchase warrants.

Response:

The $4.0 million was used for the advanced sale of working interest in wells to be drilled (drilling advances). The warrants issued were measured at the fair value of the equity

Securities and Exchange Commission

Page 17 — October 13, 2005

instruments issued. These warrants were fully vested and non-forfeitable at the date of issuance. The warrants were issued to purchasers on a pro-rata basis. The measurement date utilized was the date of issuance and the options were valued pursuant to Black-Scholes option pricing model, using weighted average assumption of a nil dividend yield, expected volatility of 30%, a risk-free interest rate of 5% and a term of one year, after the hold period. The Company recorded a deferred charge of $425,000 as additional paid in capital for the value of the warrants. The deferred charge was amortized once drilling commenced and on the same basis as the release of the drilling advance. The disclosure of Note 10 (Drilling Advance Liability) has been expanded to include the assumptions utilized in fair valuing the warrants issued. See page F-20 of the revised prospectus included in Amendment No. 1.

Note 15. Loss per share, page F-23

Comment

43.	Please disclose the number of potentially dilutive securities that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40.c. of SFAS 128 for further guidance.

Response:

Disclosure has been made. See revised table on page F-27 of the revised prospectus included in Amendment No. 1.

Note 18(m) Commitments and Contingencies, page F-28

Comment

44.	Please tell us what consideration you gave to FIN 45 related to the indemnifications you provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements.

Response:

FIN 45 has no effect on the financial statement disclosures as it does not apply to guarantees issued between either parents and their subsidiaries or corporations under common control, or parent guarantee of its subsidiaries’ debt to a third party or visa versa, a subsidiaries’ guarantee of parent debt to a third party. The guarantees and indemnifications being referred to in Note 18 (m) related to entities within the consolidated group. The indemnifications relate to performance on contracts that the Company and /or its subsidiaries have provided for contracts that they are party to. There are no indemnifications that relate to third party performances. As such, FIN 45 is not applicable.

Securities and Exchange Commission

Page 18 — October 13, 2005

Note 22. Supplemental Oil and Gas Disclosures — Unaudited, page F-31

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page F-33

Comment

45.	Please tell us why costs incurred in oil and gas-producing activities were negative in Australia for 2004.

Response:

The decrease in Australian unproven property costs was due to the sale of a working interest to a third party. The proceeds received from the sale were credited to the unproven properties pursuant to FAS 19.

Part II

Recent Sales of Unregistered Securities, page II-2

Comment

46.	Please ensure that an exemption is provided for each private placement.

Response:

The Company has provided an exemption for each private placement. See pages II-2 and II-3 of the revised Registration Statement included in Amendment No. 1.

Exhibits and Financial Statement Schedules

Comment

47.	Provide a currently dated consent from the independent accountants in your amendment.

Response:

The Company has provided a currently dated consent.

ENGINEERING COMMENTS

Risk Factors, page 6

Comment

48.

Expand your disclosure to include risk factors that disclose the drilling and operating risks and costs associated with handling gas containing high levels of hydrogen sulfide and carbon dioxide and other contaminants such as in the Bossier trend of East Texas.

Securities and Exchange Commission

Page 19 — October 13, 2005

Include how this affects your results and may affect them in the future and the fact that if your gas processing plant is out of commission or exceeding capacity you may have to shut-in production due to not meeting minimum pipeline specifications for your natural gas.

Response:

The Company’s Deep Bossier trend gas production does not contain what the Company considers “high levels” of hydrogen sulfide or carbon dioxide, nor does the Company believe that any anticipated levels of such substances present any material specific risk to the Company. The Company reports that its gas produced to date from this trend contains on average 20 to 40 parts per million hydrogen sulfide and 7% to 8% carbon dioxide. The Company has treated this gas with the use of two amine plants capable of processing 20 MMcfd each. As with any major production equipment, to the extent that one or both of the processing plants were to experience problems resulting in their inability to process gas, the Company would be affected in that it would have to defer a major portion of its production and revenues until repair or replacement. To the extent that the Company’s productive capability grows to exceed the processing capability of the existing amine plants, adding additional processing capacity would not be a major expenditure as the plants can be leased for approximately $35,000 per month and upfront installation costs have averaged less than $300,000 per amine plant. In addition, third party companies that specialize in the gathering and treating of gas production have approached the Company and offered their services on a reasonable fee basis. Should the Company experience problems with its existing plants or should the production capacity exceed the processing capacity, third party arrangements could be made within a reasonable period of time for the processing of the natural gas.

Comment

49.	We do not understand the necessity of a risk factor for reserve estimates provided by outside engineers. You are responsible for the accuracy of the disclosure that appears in your filings. Please remove this risk factor from your filing or explain to us why it is necessary.

Response:

The Company has removed the risk factor. See page 10 of the revised prospectus included in Amendment No. 1.

Comment

50.	Your disclosure about the Australian gas market suggests that it may not be well developed. If this is the case, provide a risk factor addressing how this may affect your future operations in terms of volumes and timing of future gas sales, capital costs for pipeline construction, expected gas prices and their comparison to those in the United States, etc. If you do not believe a risk factor is appropriate, advise us why you feel that is the case.

Securities and Exchange Commission

Page 20 — October 13, 2005

Response:

The additional disclosure about the Australian gas market has been made. See page 51 of the revised prospectus included in Amendment No. 1. This disclosure has not been included as a risk factor because it is currently not deemed to be material.

Comment

51.	Include a risk factor that discloses the percentage of your reserves that are classified as proved developed non-producing and proved undeveloped. Disclose the ramifications this may have on your operations and results such as the need for future development costs, the delay in monetizing the reserves, and other key impacts.

Response:

The Company has included the requested risk factor. See page 10 of the revised prospectus included in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

Comment

52.	Please include operating costs on a per equivalent unit production basis in each of the tables for the reported periods.

Response:

The requested disclosure has been made. See pages 24, 25 and 26 of the revised prospectus included in Amendment No. 1.

Business, page 33

Our Business, page 33

Comment

53.	You state that you utilize advanced geophysics and geologic techniques. Please describe to us the techniques that you use that are not also used by others in the industry and why you consider it appropriate to describe these as advanced. Alternatively, remove this claim.

Securities and Exchange Commission

Page 21 — October 13, 2005

Response:

The Company has removed the claim that it utilizes advanced geophysics and geologic techniques. See pages 1 and 35 of the revised prospectus included in Amendment No. 1.

Our Strategy, page 33

Comment

54.	We do not understand how participating in conventional natural gas exploration necessarily exposes you to potentially large natural gas reserves and significant shareholder value. Please explain this to us or, alternatively remove this disclosure or expand the disclosure to better justify your claim.

Response:

The Company has removed the claim. See pages 2 and 35 of the revised prospectus included in Amendment No. 1.

Natural Gas and Oil Operations, page 34

Hilltop Area, East Texas, page 34

Comment

55.	You state that your acreage is located where the Deep Bossier sand is at greater depths and possibly thicker pay zones than the typical Deep Bossier sand development experienced by other industry participants. Please provide the support for this statement or remove it from the disclosure.

Response:

The Company has removed the disclosure regarding thicker zones. See page 37 of the revised prospectus included in Amendment No. 1.

Gas Transportation, page 35

Comment

56.	Please include in your disclosure the approximate cost to connect with the natural gas pipeline that was constructed three miles from your initial drilling site and the estimated timing of when this connection will occur.

Response:

Our producing wells in East Texas are currently connected to a third party natural gas pipeline constructed by such party to within approximately three miles from our well

Securities and Exchange Commission

Page 22 — October 13, 2005

locations. The cost to connect our wells to the third party pipeline was in the normal course of business and not material to the overall cost of the wells. See page 37 of the revised prospectus included in Amendment No. 1.

Activities, page 35

Comment

57.	Expand your disclosure to include why a 20 MMcfd natural gas processing plant was constructed, what the cost was and describe the processing that the plant performs and why it is necessary. Disclose when the maximum capacity of this plant is expected to be reached and how this may impact your future operations. Provide information on the need and estimated future costs and the timing to expand or build another plant when gas production capacity exceeds the throughput capacity of the existing plant.

Response:

The disclosure has been amended to reflect that the Company enters into monthly fee arrangements with a third party who constructs the facilities on site and then operates the natural gas processing plants. Current natural gas processing plant capacity is not anticipated to be reached until later 2006. Prior to reaching current natural gas processing plant capacity, the Company will contract with the third party to construct and operate the additional plant(s) for a similar monthly fee. Lead time to construct a new natural gas processing plant is approximately sixty to ninety days. See page 38 of the revised prospectus included in Amendment No. 1.

Appalachian Basin, West Virginia, page 36

Comment

58.	Please remove the disclosure concerning recoverable reserves per well and the reported estimated absolute open flow rates. These do not represent proved reserves and the results of calculated, short-term tests are confusing and not representative.

Response:

The Company has removed the requested disclosure. See page 40 of the revised prospectus included in Amendment No. 1.

Coal Bed Methane, page 37

Comment

59.	Expand your disclosure to include the facts that coal bed methane wells typically produce at lower rates and have lower reserves per well than conventional gas wells.

Securities and Exchange Commission

Page 23 — October 13, 2005

Response:

The requested change has been made. See page 41 of the revised prospectus included in Amendment No. 1.

Gunnedah Basin, New South Wales Australia, page 40

Comment

60.	Provide us with the reservoir simulation modeling results regarding the Maules Creek CBM properties. Tell us also who conducted these “independent” studies.

Response:

The Company provided the reservoir simulation modeling results in a previous supplemental letter to the SEC dated September 20, 2005. The Company requested FOIA confidential treatment under Rule 83 for such supplemental material.

Natural Gas and Oil Reserves, page 44

Comment

61.	Please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X. As requested in our prior comment, remove the disclaimers concerning the uncertainty of your estimates.

Response:

The requested definition has been included and the Company has removed the requested disclaimers. See pages 47, A-2 and A-3 of the revised prospectus included in Amendment No. 1.

Notes to Consolidated Financial Statements, page F-8

Supplemental Oil and Gas Disclosures — Unaudited, page F-31

Comment

62.	Please provide a copy of the reserve report as of December 31, 2004. For reserves classified as proved producing, provide a graph of the production over time with the forecasted production decline also on the graph.

Response:

The Company provided the reserve report and related graphs in a previous supplemental letter to the SEC dated September 20, 2005. The Company also furnished supplementally a reserve report covering proved reserves attributable to the recently acquired Geostar.

Securities and Exchange Commission

Page 24 — October 13, 2005

properties. In response to a subsequent oral request of Mr. James Murphy of the Staff, the Company supplementally furnished by separate letter dated September 30, 2005 a more detailed reserve report covering the Geostar properties. The Company requested FOIA confidential treatment under Rule 83 for such supplemental material.

Comment

63.	We are confused about your disclosure of a Reserves Committee of the Board of Directors and senior management who reviews the reserves report for completion and accuracy and approves the final reserve report. Reconcile this with your previous disclosure which indicates you have no in house reservoir engineering capability and, therefore, rely on the accuracy of the reserve reports provided by your outside reservoir engineers. Please provide us with the names of the members of the Reserves Committee and their qualifications to perform the work that you report that they are performing in this capacity.

Response:

The Company has expanded its disclosure on page F-36 concerning the function of the Reserves Committee and disclosed the fact that the members on the reserves committee, while experienced in reviewing oil and gas and reserves, are not licensed professional petroleum engineers. The present members of the Reserves Committee and their related experience is set forth below is described in “Management”. The Company believes the members of its Reserve Committee provide a meaningful review and control function. We note that audit committee members can provide an analogous function without necessarily being certified public accountants with audit experience.

Standardized Measure of Discounted Future Net Cash Flows, page F-36

Comment

64.	We note that the future production costs calculate to $1.52 per Mcfe but your actual costs at year-end 2004 were reported as $1.78 per Mcfe. Please reconcile this for us.

Response:

The decrease in future production costs per Mcfe from 2004 historic actuals is primarily the result of certain fixed costs incurred in 2004 being expensed over higher production volumes resulting from proved undeveloped reserve development as projected by the reservoir engineers.

If you have any questions or comments regarding legal matters, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or James M. Prince of the same firm at (713) 758-3710. If you have questions or comments regarding accounting matters, please contact Michael A. Gerlich at (713) 739-1800.

Very truly yours, GASTAR EXPLORATION LTD.

/s/ Michael A. Gerlich
Michael A. Gerlich Chief Financial Officer